Strictly Private and Confidential

30 June 2011

George Pardos

Tech Disposal Inc

1033 Brentnell Ave # 500
Columbus, OH 43219

(614) 252-1169

By Email:  George Pardos <georgepardos@yahoo.com>

Dear George:

This letter outlines the basic terms of the proposed acquisition (the “Transaction”) by E-Waste Systems, Inc. (“EWSI”), or an affiliate of EWSI, of all the issued and outstanding capital stock, including any rights to acquire such capital stock or securities convertible into or exchangeable for such capital stock (collectively, the “Shares”), of Tech Disposal, Inc. and all dba names including [Office Equipment Outlet] (collectively the “Company”) from [George Pardos and     ] (collectively, the “Sellers”).  This letter is intended to reflect our preliminary understandings only and, except as expressly provided otherwise herein, is not intended to be a binding agreement.

1.

Form of Transaction.  The Transaction would be a purchase by EWSI of all Shares, free and clear of any claims, liens or encumbrances.

2.

Payment.  The purchase price (the “Purchase Price”) for the Shares would be 4 x (four times) the adjusted Earnings Before Interest Tax Depreciation and Amortization (EBITDA) for the twelve month period immediately following Closing (the Earnout Period), with the entire consideration payable in a mix of cash paid over 24 months and shares of EWSI’s common stock.  The cash portion shall be the value of the tangible assets of the Company.  The Purchase Price assumes that the Company will be free of indebtedness for borrowed money at the time of Closing, unless otherwise agreed to be assumed by EWSI as part of the Purchase Price

3.

Closing.  It is anticipated that the transaction would close (the “Closing”) on or before 30 July, 2011.  The actual date of the Closing is referred to herein as the “Closing Date.”

4.

Investigation.  Upon the execution of this letter by Sellers, Sellers will provide, and will cause the Company to provide, to EWSI and its agents, accountants, attorneys and other advisors, full and complete access to all of the assets of the Company and all books, records, financial statements, and other documents and materials of the Company relating to its financial condition, assets, liabilities and business.  EWSI shall be entitled, at its own expense, to conduct appraisals of all or any portion of the Company’s assets, to conduct environmental and occupational safety inspections, and to communicate with the vendors, customers, employees, lessors, lessees and other persons having business dealings with the Company.  The execution of the definitive Purchase Agreement described below and the closing of the Transaction are subject to a complete legal and financial review of the assets, liabilities and business of the Company including a physical inventory conducted by the Company and reviewed by EWSI, which verifies the information supplied by Sellers and the Company to EWSI, including historical and projected financial information, and which, in EWSI’s judgment, confirms that there has not occurred, and there is no condition or fact which is likely to or may

E-Waste Systems, Inc.

Tel: +44 (0) 7942 646 759

Fax: +44 (0) 207 681 1088

101 First Street #493, Los Altos, CA  94022                                                                                         www.ewastesystems.com

result in, any material adverse change in the financial condition, property, business, results of operations or prospects of the Company.

5.

Definitive Agreement.  Upon completion of EWSI’s initial investigation, EWSI’s counsel will commence the drafting of a definitive purchase agreement (the “Purchase Agreement”) consistent with this letter and containing representations, warranties, agreements, conditions, indemnities, escrows, non-competes and guaranties normally associated with this kind of transaction.  Among the principles contained in the Purchase Agreement shall be suitable protections for the Sellers designed to insulate the measurement of the Company’s EBITDA for purposes of the earnout from certain actions which might be imposed by EWSI.

6.

Executive Employment.  Coincident with the Definitive agreement, management of the Company will enter into executive employment agreement(s) calling for a base salary incentives and other benefits as may be adopted from time to time by EWSI’s board of directors, all of which shall be consistent with those of other similar executives of EWSI.

7.

Conditions.

Negotiation and consummation of the Transaction will be subject to a number of conditions, including but not necessarily limited to the following:

(a)

Preparation and execution of the definitive Purchase Agreement and related documents prepared by EWSI’s counsel, in form and substance satisfactory to EWSI;

(b)

Satisfactory completion of EWSI’s investigation of the legal and financial aspects of the Company’s assets, liabilities and business;

(c)

Delivery to EWSI of audited financial statements of the Company for the [one or two] most recent fiscal years;

(d)

Absence of any pending or threatened litigation which, if adversely determined, would have a material adverse effect on the assets, business or prospects of the Company or the Transaction;

(e)

Absence of any material adverse change, or any condition or fact which is likely to or may result in any material adverse change, in the assets, business or prospects of the Company; and

(f)

Approval of the Transaction by EWSI’s Board of Directors.

8.

Expenses.  Whether or not the Transaction is consummated, each party shall pay all fees and expenses incurred by it, including the fees of its respective brokers, attorneys, accountants, investment bankers and other experts incident to the negotiation and preparation of this letter and the consummation of the Transaction (“Expenses”).  If the Transaction is consummated, Sellers shall pay all Expenses incurred or paid by the Company.

9.

Publicity.  The parties agree that they will hold negotiations on all matters in connection herewith in strict confidence.  The parties understand that EWSI is a publicly traded company and that the execution of this agreement may be considered a disclosable event under SEC requirements, and that it may be necessary to release public statements accordingly. The parties agree therefore, that, except to the extent required by law or any securities exchange as described above, they will not disclose, and they will not permit any of their affiliates, directors, officers, employees, representatives or agents to disclose, whether to employees, customers, suppliers or otherwise, any information pertaining to the existence of this letter or the subject matter hereof, without first obtaining the consent of  the other parties hereto as to manner, form and content.

E-Waste Systems, Inc.

Tel: +44 (0) 7942 646 759

Fax: +44 (0) 207 681 1088

101 First Street #493, Los Altos, CA  94022                                                                                         www.ewastesystems.com

Confidential

10.

Other Discussions.  In consideration of the substantial expenditures of time, effort, and expense to be undertaken by EWSI in the preparation and negotiation of the Purchase Agreement and the various investigations referred to in Paragraph 4 above, Sellers agree that until the later to occur of the execution of the Purchase Agreement or 60 days from the date of Closing defined in this Agreement, Sellers: (a) shall not, and shall cause the Company to not,  directly or indirectly, solicit, entertain or encourage inquiries or proposals or enter into any agreement or negotiate with any other person or entity with respect to the Shares or the Company’s business or assets; and (b) shall cause the Company to conduct its business in the ordinary course and keep intact its business organization and the goodwill of its customers, suppliers and others with whom it has business relations.

11.

Letter of Proposal.  This letter is intended to be, and shall be construed only as, a letter of proposal and, except as provided in this Paragraph 10, is not and shall not be a binding agreement.  The respective rights and obligations of the parties remain to be defined in the definitive Purchase Agreement, into which this letter of proposal and all prior discussions will merge.  Notwithstanding the foregoing, however, the obligations of EWSI and Sellers under Paragraphs 4, 7, 8, 9, 10, 11 and 12 hereof will be binding upon EWSI and Sellers when this letter has been executed and delivered by Sellers to EWSI.

12.

Termination.  The proposal represented by this letter shall be null and void unless EWSI has received this letter, executed by each Seller, not later than 5:00 P.M., Pacific Time, on Tuesday 5 July, 2011.

13.

Counterparts.  This letter may be executed in several counterparts, each of which shall be deemed an original, but such counterparts shall together constitute one agreement.

*  *  *  *  *

If the foregoing correctly sets forth your intent, kindly signify by executing and returning the enclosed copy of this letter.  I look forward to your prompt response.

Sincerely,

E Waste Systems, Inc.

By:

/s/ Martin Nielson

Martin Nielson, Chairman

The foregoing letter correctly sets forth our intent.

Dated:

July 3, 2011

GEORGE PARDOS

By:

/s/ George Pardos

Title:

President & CEO